

January 18, 2011

Michael R. Bramnick
Executive Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

  Re: NRG Energy, Inc.
     Registration Statement on Form S-4
     Filed December 21, 2010
     File No. 333-171323

Dear Mr. Bramnick:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the *Exxon Capital Holdings Corporation* (May 13, 1988), *Morgan Stanley & Co. Incorporated* (June 5, 1991) and *Shearman & Sterling* (July 2, 1993) no-action letters. Please also include the supplemental representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

Summary of Exchange Offer, page 6

2. We note the disclosure indicating that you will return any old notes not accepted
    for exchange "as promptly as practicable" after expiration or termination of the
    exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the
    old notes "promptly" upon expiration or termination of the offer, as applicable.
    Please revise here and throughout the document, as necessary, to state that the
    issuer will return the old notes promptly after expiration or termination. Please see
    Exchange Act Rule 14e-1(c).

Exchange Offer, page 19

3. We note that on pages 20, 24 and 25 you may determine in your "sole reasonable
    judgment" or "sole reasonable discretion" whether certain offer conditions have
    occurred or are satisfied. Please revise to include an objective standard for the
    determination of whether a condition has been satisfied.

Undertakings, page II-5

4. Please revise to include the undertakings required by Item 512(a)(5)(ii) of
    Regulation S-K and Item 22 of Form S-4.

Exhibit 5.01

5. In the fourth paragraph of the legal opinion, we note that counsel has assumed the
    legal authority of all signatories to documents and the due authorization,
    execution and delivery of all documents by the parties. Counsel may not make
    these assumptions about your legal authority to enter into these documents or your
    actions in connection with the due authorization, execution and delivery of all
    documents. Please revise the opinion accordingly.

6. Please delete the following assumptions, which are too broad and/or
    inappropriate:

    •   In the fifth paragraph, please delete the second sentence relating the
        enforceability of any rights to contribution or indemnification.

    •   Please delete the tenth paragraph with the assumption that the execution and
        delivery of the Indenture and the Exchange Notes and the performance by the
        Issuer and the Guarantors of their obligations thereunder do not and will not
        violate, conflict with or constitute a default under any agreement or instrument
        to which any Registrant is bound.

7. Given the language in the ninth paragraph that the opinion is "as of the date hereof" (December 21, 2010), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

Exhibit 5.02

8. Counsel states that it assumes no obligation to revise or supplement the opinion should the laws of the States of Minnesota be changed by legislative action, judicial decision or otherwise. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Please have counsel to file an opinion dated as of the effective date. Alternatively, please have counsel revise the opinion to eliminate this limitation or indicate that counsel has no obligation to revise or supplement the opinion after the effective date of the registration statement.

Exhibit 5.03

9. Given the language in the sixth paragraph that the opinion is "rendered as of its date" (December 20, 2010) and that counsel expressly disclaims any obligation to update the opinion after the "date hereof," it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gerald T. Nowak, P.C.
        Kirkland & Ellis LLP
        FAX (312) 862-2200